                                  SCHEDULE 13G
                                 (Rule 13d-102)


Information to be Included in Statements Filed Pursuant Rules 13d-1(b), (c) and
            (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934

                                 SCANSOFT, INC.
                          -----------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                              --------------------
                         (Title of Class of Securities)


                                    80603P107
                                  ------------
                                 (CUSIP Number)


                                December 11, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)



 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1 (b)
                               [X] Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

2
-------------------------                              -------------------------
CUSIP NO. 80603P107                   13G                     PAGE 2 OF 12 PAGES
-------------------------                              -------------------------


    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Lernout & Hauspie Speech Products N.V.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [ ]
                                                                      (b)    [X]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       CITIZENSHIP OR PLACE OF ORGANIZATION

             The Kingdom of Belgium
--------------------------------------------------------------------------------

 NUMBER OF SHARES
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH       5.   SOLE VOTING POWER            3,723,209 (1)

                     -----------------------------------------------------------

                      6.   SHARED VOTING POWER          3,676,791 (1)
                     -----------------------------------------------------------

                      7.   SOLE DISPOSITIVE POWER       3,723,209 (1)
                     -----------------------------------------------------------

                      8.   SHARED DISPOSITIVE POWER     3,676,791 (1)
--------------------------------------------------------------------------------
    9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,400,000 (1)
--------------------------------------------------------------------------------
    10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------
    11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             12.1%
--------------------------------------------------------------------------------
    12.      TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

(1) The securities that give rise to the Reporting Person's reporting obligation are shares of common stock, $0.001 par value, of ScanSoft, Inc. (the "Shares") issued to Lernout & Hauspie Speech Products N.V. ("L&H") pursuant to that certain Asset Purchase Agreement dated as of December 7, 2001 and amended on December 12, 2001 (as amended, the "Asset Purchase Agreement") by and among L&H, the other Sellers (as defined in the Asset Purchase Agreement) and ScanSoft, Inc. (the "Issuer"). The Shares were issued solely to L&H, however, approximately one-half of the Shares were received on behalf of the other Sellers and will be allocated among the other Sellers in accordance with an allocation schedule that is subject to the review and approval of the U.S. Bankruptcy Court for the District of Delaware (the "U.S. Bankruptcy Court").

4
-------------------------                              -------------------------
CUSIP NO. 80603P107                   13G                     PAGE 3 OF 12 PAGES
-------------------------                              -------------------------


    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             L&H Holdings USA, Inc.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [ ]
                                                                      (b)    [X]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------

 NUMBER OF SHARES
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH       5.   SOLE VOTING POWER            2,869,386 (1)

                     -----------------------------------------------------------

                      6.   SHARED VOTING POWER          476,693 (1)
                     -----------------------------------------------------------

                      7.   SOLE  DISPOSITIVE POWER      2,869,386 (1)
                     -----------------------------------------------------------

                      8.   SHARED DISPOSITIVE POWER     476,693 (1)
--------------------------------------------------------------------------------
    9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,346,079 (1)
--------------------------------------------------------------------------------
    10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------
    11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.5%
--------------------------------------------------------------------------------
    12.      TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

(1) The securities that give rise to the Reporting Person's reporting obligation are shares of common stock, $0.001 par value, of ScanSoft, Inc. (the "Shares") issued to Lernout & Hauspie Speech Products N.V. ("L&H") pursuant to that certain Asset Purchase Agreement dated as of December 7, 2001 and amended on December 12, 2001 (as amended, the "Asset Purchase Agreement") by and among L&H, the other Sellers (as defined in the Asset Purchase Agreement) and ScanSoft, Inc. (the "Issuer"). Although the Shares were issued solely to L&H, approximately 3,346,079 Shares will be allocated to L&H Holdings USA, Inc., a wholly-owned subsidiary of L&H ("Holdings"), and its subsidiaries, and, accordingly, Holdings is the beneficial owner of approximately 5.5% of the Issuer's outstanding common stock.

3
-------------------------                              -------------------------
CUSIP NO. 80603P107                   13G                     PAGE 4 OF 12 PAGES
-------------------------                              -------------------------


    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Lernout & Hauspie Speech Products USA, Inc.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [ ]
                                                                      (b)    [X]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------

 NUMBER OF SHARES
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH       5.   SOLE VOTING POWER            0

                     -----------------------------------------------------------

                      6.   SHARED VOTING POWER          274,478 (1)
                     -----------------------------------------------------------

                      7.   SOLE  DISPOSITIVE POWER      0
                     -----------------------------------------------------------

                      8.   SHARED DISPOSITIVE POWER     274,478 (1)
--------------------------------------------------------------------------------
    9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             274,478 (1)
--------------------------------------------------------------------------------
    10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------
    11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0.5%
--------------------------------------------------------------------------------
    12.      TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

(1) The securities that give rise to the Reporting Person's reporting obligation are shares of common stock, $0.001 par value, of ScanSoft, Inc. (the "Shares") issued to Lernout & Hauspie Speech Products N.V. ("L&H") pursuant to that certain Asset Purchase Agreement dated as of December 7, 2001 and amended on December 12, 2001 (as amended, the "Asset Purchase Agreement") by and among L&H, the other Sellers (as defined in the Asset Purchase Agreement) and ScanSoft, Inc. (the "Issuer"). Although the Shares were issued solely to L&H, approximately 274,478 Shares will be allocated to Lernout & Hauspie Speech Products USA, Inc., a wholly-owned subsidiary of L&H Holdings USA, Inc.
("Speech Products USA"), and, accordingly, Speech Products USA is the beneficial owner of approximately 0.5% of the Issuer's outstanding common stock.

5
-------------------------                              -------------------------
CUSIP NO. 80603P107                   13G                     PAGE 5 OF 12 PAGES
-------------------------                              -------------------------


    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             L&H APPLICATIONS USA, INC.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [ ]
                                                                      (b)    [X]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------

 NUMBER OF SHARES
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH       5.   SOLE VOTING POWER            0

                     -----------------------------------------------------------

                      6.   SHARED VOTING POWER          143,627 (1)
                     -----------------------------------------------------------

                      7.   SOLE  DISPOSITIVE POWER      0
                     -----------------------------------------------------------

                      8.   SHARED DISPOSITIVE POWER     143,627 (1)
--------------------------------------------------------------------------------
    9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             143,627 (1)
--------------------------------------------------------------------------------
    10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------
    11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0.2%
--------------------------------------------------------------------------------
    12.      TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

(1) The securities that give rise to the Reporting Person's reporting obligation are shares of common stock, $0.001 par value, of ScanSoft, Inc. (the "Shares") issued to Lernout & Hauspie Speech Products N.V. ("L&H") pursuant to that certain Asset Purchase Agreement dated as of December 7, 2001 and amended on December 12, 2001 (as amended, the "Asset Purchase Agreement") by and among L&H, the other Sellers (as defined in the Asset Purchase Agreement) and ScanSoft, Inc. (the "Issuer"). Although the Shares were issued solely to L&H, approximately 143,627 Shares will be allocated to L&H Applications USA, Inc., a wholly-owned subsidiary of Holdings ("Applications"), and, accordingly, Applications is the beneficial owner of approximately 0.2% of the Issuer's outstanding common stock.

6
-------------------------                              -------------------------
CUSIP NO. 80603P107                   13G                     PAGE 6 OF 12 PAGES
-------------------------                              -------------------------


    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Linguistic Technologies, Inc.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [ ]
                                                                      (b)    [X]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Minnesota
--------------------------------------------------------------------------------

 NUMBER OF SHARES
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH       5.   SOLE VOTING POWER            0

                     -----------------------------------------------------------

                      6.   SHARED VOTING POWER          27,874 (1)
                     -----------------------------------------------------------

                      7.   SOLE  DISPOSITIVE POWER      0
                     -----------------------------------------------------------

                      8.   SHARED DISPOSITIVE POWER     27,874 (1)
--------------------------------------------------------------------------------
    9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             27,874 (1)
--------------------------------------------------------------------------------
    10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------
    11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0.1%
--------------------------------------------------------------------------------
    12.      TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

(1) The securities that give rise to the Reporting Person's reporting obligation are shares of common stock, $0.001 par value, of ScanSoft, Inc. (the "Shares") issued to Lernout & Hauspie Speech Products N.V. ("L&H") pursuant to that certain Asset Purchase Agreement dated as of December 7, 2001 and amended on December 12, 2001 (as amended, the "Asset Purchase Agreement") by and among L&H, the other Sellers (as defined in the Asset Purchase Agreement) and ScanSoft, Inc. (the "Issuer"). Although the Shares were issued solely to L&H, approximately 27,874 Shares will be allocated to Linguistic Technologies, Inc., a wholly-owned subsidiary of Holdings ("LTI"), and accordingly, LTI is the beneficial owner of approximately 0.1% of the Issuer's outstanding common stock.

7
-------------------------                              -------------------------
CUSIP NO. 80603P107                   13G                     PAGE 7 OF 12 PAGES
-------------------------                              -------------------------


    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             L&H Linguistics USA, Inc.
--------------------------------------------------------------------------------
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [ ]
                                                                      (b)    [X]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------

 NUMBER OF SHARES
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH       5.   SOLE VOTING POWER            0

                     -----------------------------------------------------------

                      6.   SHARED VOTING POWER          30,714 (1)
                     -----------------------------------------------------------

                      7.   SOLE DISPOSITIVE POWER       0
                     -----------------------------------------------------------

                      8.   SHARED DISPOSITIVE POWER     30,714 (1)
--------------------------------------------------------------------------------
    9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             30,714 (1)
--------------------------------------------------------------------------------
    10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------
    11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0.1%
--------------------------------------------------------------------------------
    12.      TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

(1) The securities that give rise to the Reporting Person's reporting obligation are shares of common stock, $0.001 par value, of ScanSoft, Inc. (the "Shares") issued to Lernout & Hauspie Speech Products N.V. ("L&H") pursuant to that certain Asset Purchase Agreement dated as of December 7, 2001 and amended on December 12, 2001 (as amended, the "Asset Purchase Agreement") by and among L&H, the other Sellers (as defined in the Asset Purchase Agreement) and ScanSoft, Inc. (the "Issuer"). Although the Shares were issued solely to L&H, approximately 30,714 Shares will be allocated to L&H Linguistics USA, Inc., a wholly-owned subsidiary of Holdings ("Linguistics"), and, accordingly, Linguistics is the beneficial owner of approximately 0.1% of the Issuer's outstanding common stock.

8
-------------------------                              -------------------------
CUSIP NO. 80603P107                   13G                     PAGE 8 OF 12 PAGES
-------------------------                              -------------------------


    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Interactive Systems, Inc.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [ ]
                                                                      (b)    [X]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Pennsylvania
--------------------------------------------------------------------------------

 NUMBER OF SHARES
BENEFICIALLY OWNED
 BY EACH REPORTING
    PERSON WITH       5.   SOLE VOTING POWER            0

                     -----------------------------------------------------------

                      6.   SHARED VOTING POWER          330,711 (1)
                     -----------------------------------------------------------

                      7.   SOLE  DISPOSITIVE POWER      0
                     -----------------------------------------------------------

                      8.   SHARED DISPOSITIVE POWER     330,711 (1)
--------------------------------------------------------------------------------
    9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             330,711 (1)
--------------------------------------------------------------------------------
    10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------
    11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0.5%
--------------------------------------------------------------------------------
    12.      TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

(1) The securities that give rise to the Reporting Person's reporting obligation are shares of common stock, $0.001 par value, of ScanSoft, Inc. (the "Shares") issued to Lernout & Hauspie Speech Products N.V. ("L&H") pursuant to that certain Asset Purchase Agreement dated as of December 7, 2001 and amended on December 12, 2001 (as amended, the "Asset Purchase Agreement") by and among L&H, the other Sellers (as defined in the Asset Purchase Agreement) and ScanSoft, Inc. (the "Issuer"). Although the Shares were issued solely to L&H, approximately 330,711 Shares will be allocated to Interactive Systems, Inc., a wholly-owned subsidiary of L&H ("ISI"), and accordingly, ISI is the beneficial owner of approximately 0.5% of the Issuer's outstanding common stock.

9

ITEM 1(a).     NAME OF ISSUER:

               ScanSoft, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               9 Centennial Drive
               Peabody, MA 01960

ITEM 2(a).     NAME OF PERSON FILING:

               See respective cover pages.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Lernout & Hauspie Speech Products N.V.
               Flanders Language Valley 50
               8900 Ieper, Belgium

               L&H Holdings USA, Inc.
               52 Third Ave
               Burlington, MA  01803

               Lernout & Hauspie Speech Products USA, Inc.
               52 Third Ave
               Burlington, MA  01803

               L&H Applications USA, Inc.
               52 Third Ave
               Burlington, MA  01803

               Linguistic Technologies, Inc.
               5221 Edina Industrial Blvd.
               Edina, MN 55439

               L&H Linguistics USA, Inc.
               52 Third Ave
               Burlington, MA  01803

               Interactive Systems, Inc.
               1900 Murray Ave, Suite 203
               Pittsburgh, PA  15217

10

ITEM 2(c).     CITIZENSHIP:

               Lernout & Hauspie Speech Products N.V. is a corporation organized and existing under the laws of the Kingdom of Belgium. L&H Holdings USA, Inc., Lernout & Hauspie Speech Products USA, Inc., L&H Applications USA, Inc. and L&H Linguistics USA, Inc. are corporations organized under the laws of the state of Delaware. Linguistic Technologies, Inc. is a corporation organized under the laws of the state of Minnesota. Interactive Systems, Inc. is a corporation organized under the laws of the state of Pennsylvania.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:

               80603P107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

               (a)    [  ]   A broker or dealer registered under Section 15 of
                             the Exchange Act.

               (b)    [  ]   A bank as defined in Section 3(a)(6) of the
                             Exchange Act.

               (c)    [  ]   An insurance company as defined in Section 3(a)(19)
                             of the Exchange Act.

               (d)    [  ]   An investment company registered under Section
                             8 of the Investment Company Act.

               (e)    [  ]   An investment adviser in accordance with Rule
                             13d-1(b)(1)(ii)(E).

               (f)    [  ]   An employee benefit plan or endowment fund in
                             accordance with Rule 13d-1(b)(1)(ii)(F).

               (g)    [  ]   A parent holding company or control person, in
                             accordance with Rule 13d-1(b)(1)(ii)(G).

               (h)    [  ]   A savings association as defined in Section
                             3(b) of the Federal Deposit Insurance Act.

               (i)    [  ]   A church plan that is excluded from the
                             definition of an investment company under Section
                             3(c)(14) of the Investment Company Act.

               (j)    [  ]   A group, in accordance with Rule 13d-1(b)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this
               box.   [X]

11

ITEM 4.        OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)     Amount beneficially owned:

               See respective cover pages.

(b)     Percent of class:

               See respective cover pages.

(c)     Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote

               See respective cover pages.

(ii)    Shared power to vote or to direct the vote

               See respective cover pages.

(iii)   Sole power to dispose or to direct the disposition of

               See respective cover pages.

(iv)    Shared power to dispose or to direct the disposition of

               See respective cover pages.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Pursuant to the Asset Purchase Agreement, 7,400,000 Shares were issued to L&H to be allocated among all Sellers in accordance with an allocation schedule to be reviewed and approved by the U.S. Bankruptcy Court. Based on the preliminary allocation schedule submitted to the U.S. Bankruptcy Court, approximately 3,346,079 Shares will be allocated to Holdings, a wholly-owned subsidiary of L&H, and its subsidiaries, and, accordingly, Holdings will be the beneficial owner of approximately 5.5% of the Issuer's outstanding common stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable

ITEM 10.       CERTIFICATION.

               Not applicable

12

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                December 21, 2001
                                --------------------------
                                (Date)

                                LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.
                                  /s/  J.M. Vanstaen
                                --------------------------
                                By:  J.M. Vanstaen
                                Title:  Curator


                                L&H HOLDINGS USA, INC.
                                  /s/  John Shagoury
                                --------------------------
                                By:  John Shagoury
                                Title:  President


                                LERNOUT & HAUSPIE SPEECH PRODUCTS USA, INC.
                                  /s/  John Shagoury
                                -------------------------------------
                                By:  John Shagoury
                                Title:  President


                                L&H APPLICATIONS USA, INC.
                                  /s/  John Shagoury
                                -------------------------------------
                                By:  John Shagoury
                                Title:  President


                                LINGUISTIC TECHNOLOGIES, INC.
                                  /s/  John Shagoury
                                -------------------------------------
                                By:  John Shagoury
                                Title:  President


                                L&H LINGUISTICS USA, INC.
                                  /s/  John Shagoury
                                -------------------------------------
                                By:  John Shagoury
                                Title:  President


                                INTERACTIVE SYSTEMS, INC.
                                  /s/  John Shagoury
                                -------------------------------------
                                By:  John Shagoury
                                Title:  President